UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

HUBBELL INCORPORATED

(Exact name of registrant as specified in its charter)

CONNECTICUT	1-2958	06-0397030
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

40 Waterview Drive Shelton, Connecticut	06484
(Address of principal executive offices)	(Zip Code)

Katherine A. Lane 475-882-4000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 of the Conflict Minerals Disclosure and Report, attached as Exhibit 1.01 hereto.

Conflict Minerals Disclosure

A copy of the Conflict Minerals Report of Hubbell Incorporated (the “Company”) for the reporting period January 1, 2023 to December 31, 2023 is provided as Exhibit 1.01 hereto and is publicly available at www.hubbell.com. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Section 2 - Exhibits

Item 2.01 - Exhibits

Exhibit 1.01—Conflict Minerals Report for the reporting period January 1, 2023 to December 31, 2023 as required by Items 1.01 and 1.02 of this Form SD.

Forward Looking Statements

This Specialized Disclosure Report on Form SD and any exhibits to this Form SD may contain “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of forward-looking words or phrases such as “believe”, “expect”, “anticipate”, “intend”, “depend”, “plan”, “estimated”, “predict”, “target”, “should”, “could”, “may”, “subject to”, “continues”, “growing”, “prospective”, “forecast”, “projected”, “purport”, “might”, “if”, “contemplate”, “potential”, “pending”, “target”, “goals”, “scheduled”, “will”, “will likely be”, and similar words and phrases. Such forward-looking statements are based on our current expectations and involve numerous assumptions, known and unknown risks, uncertainties and other factors which may cause actual and future performance or the Company’s achievements to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: business conditions, geopolitical conditions (including the wars in Ukraine and the Middle East, as well as trade tensions with China) and changes in general economic conditions in particular industries, markets or geographic regions, and ongoing softness in the residential markets of Electrical Solutions, as well as the potential for a significant economic slowdown, continued inflation, stagflation or recession, higher interest rates, and higher energy costs; our ability to offset increases in material and non-material costs through price recovery and volume growth; effects of unfavorable foreign currency exchange rates and the potential use of hedging instruments to hedge the exposure to fluctuating rates of foreign currency exchange on inventory purchases; the outcome of contingencies or costs compared to amounts provided for such contingencies, including those with respect to pension withdrawal liabilities; achieving sales levels to meet revenue expectations; unexpected costs or charges, certain of which may be outside the Company’s control; the effects of trade tariffs, import quotas and other trade restrictions or actions taken by the United States, United Kingdom, and other countries, including changes in U.S. trade policies; failure to achieve projected levels of efficiencies, cost savings and cost reduction measures, including those expected as a result of our lean initiatives and strategic sourcing plans, regulatory issues, changes in tax laws including multijurisdictional implementation of the Organisation for Economic Co-operation and Development’s comprehensive base erosion and profit shifting plan, or changes in geographic profit mix affecting tax rates and availability of tax incentives; the impact of and ability to fully manage and integrate acquired businesses, including the recent acquisitions of EI Electronics LLC, Indústria Eletromecânica Balestro Ltda. and Northern Star Holdings, Inc. (the Systems Control business), as well as the failure to realize expected synergies and benefits anticipated when we make an acquisition due to potential adverse reactions or changes to business or employee relationships resulting from completion of the transaction, competitive responses to the transaction, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the acquired business, diversion of management’s attention from ongoing business operations and opportunities, and litigation relating to the transaction; the impact of certain divestitures, including the benefits and costs of the sale of the residential lighting business; the ability to effectively develop and introduce new products, expand into new markets and deploy capital; and other factors described in our Securities and Exchange Commission filings, including the “Business”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Forward-Looking Statements” and “Quantitative and Qualitative Disclosures about Market Risk” sections in the Annual Report on Form 10-K for the year ended December 31, 2023 and Quarterly Reports on Form 10-Q. These forward-looking statements speak only as of the date of this Form SD or as of the date to which they refer, and Hubbell assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HUBBELL INCORPORATED

By:	/s/ Katherine A. Lane
Name:	Katherine A. Lane
Title:	Senior Vice President, General Counsel and Secretary

Date: May 9, 2024

EXHIBIT INDEX

Exhibit Number	Description

1.01	Conflict Minerals Report for the reporting period January 1, 2023 to December 31, 2023